PETROBRAS
DISTRIBUIDORA S.A.

02015520

GCF- 68 /2002

Rio de Janeiro, 15/02/2002

SUPPL

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington,D.C. 20549
U.S.A.

Re.: Submission of Information Pursuant to Rule 12g 3 -2(b) - under the Securities Exchange Act of 1934 File No. 82 – 4153

Dear Sirs,

Pursuant to Rule 12g 3 - 2(b), under the Securities Exchange Act of 1934,as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Press Release on 2001 earnings and the financial statements as of December 31, 2001.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 55 – 21 -3876 - 4045; Fax 55 - 21 - 3876 - 4977) - Rua General Canabarro nº 500 - 16º andar -Rio de Janeiro - RJ - 20271-905.

Very truly yours.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Carlos Rocha Velloso
Accounting Manager

C.c.: GCF

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2002
354
WASH, D.C.

AD/2/BR

7540-600-0694-4

BR

PETROBRAS DISTRIBUIDORA S.A.

2001 Earnings Release

PETROBRAS DISTRIBUIDORA S.A. – BR [BOVESPA: BRDT; OTC: PTBRY], announced today fourth quarter and year-end 2001 Results. All operating and financial information is presented in Reais (R$), according to Brazilian Corporate Law, unless otherwise indicated.

Petrobras Distribuidora S.A. reported net income of R$ 374 million in 2001, and net operating revenues 31.8% higher than in 2000.

. Petrobras Distribuidora reported net income for 2001 of R$ 374 million (R$278 million in 2000).

. Gross revenues for the year were R$ 19,995 million and net revenues R$ 16,120 million (R$ 15,459 million and R$ 12,233 million, respectively, in 2000).

. In 2001, sales volume increased 3.2%, reaching an average of 2,251 thousand m3/month.

. For 2001, BR's market share of the overall distribution segments market reached 32.8% (32.0% in 2000).

. 4Q01 net income was R$ 167 million (R$ 103 million in 4Q00). Net income during the quarter was boosted by the sale to PETROBRAS of equity investments received by BR in the asset exchange with REPSOL-YPF, which added R$ 132 million to profits before income tax and social contributions.

. 4Q01 sales volume increased 3.4% over that of 4Q00.

. 4Q01 gross operating revenues reached R$ 5,378 million with net revenues totaling R$ 4,344 million. Gross and net revenues for 4Q00 were R$ 4,555 million and R$ 3,671 million respectively.

. 4Q01 cash generation (EBITDA) was R$ 135 million and R$ 502 million for the year (R$ 475 million in 2000). These results have led the Board of Directors to submit for approval, at the Annual General Shareholders Meeting to be held on March 20, 2002, a proposal for a distribution of dividends and interest on capital worth R$ 89 million, equivalent to R$ 2.06 per thousand common or preferred shares. Dividends and interest on capital payable will be monetarily corrected by the SELIC rate from December 31, 2001 until the date when payment commences.

. On December 31, 2001, the Company's market capitalization was R$ 1,456 million, 20.3% higher than on December 31, 2000, and equivalent to 93.6% of book value (R$ 1,556 million).

PETROBRAS DISTRIBUIDORA	Index

Net Income

Petrobras Distribuidora reported net income of R$ 374 million for 2001 (R$ 278 million in 2000), and operating income of 2.6% of net revenues (3.5% in 2000). Net income for 4Q01 was R$ 167 million (R$ 103 million in 4Q00) and operating income was 2.4% of net revenues (4.2% in 4Q00).

Millions of Reais (R$)							
	Fourth Quarter				Full Year		
3Q-2001	2001	2000	Δ %		2001	2000	Δ %
4,345	4,344	3,671	18	Net operating revenue	16,120	12,233	32
130	106	155	(32)	Operating income	426	428	0
83	167	103	62	Net income for the period	374	278	35
1.93	3.87	2.38	62	Net income per ´000 share	8.66	6.44	35
1,179	1,456	1,210	20	Market value	1,456	1,210	20

The main factors that affected net income in 2001 were:

- A 3.2% increase in fuel sales volume, primarily in gasoline, diesel and natural gas, raising BR's market share to 32.8%.
- A R$ 62 million provision for shareholder remuneration, in the form of interest on capital on August 3, 2001 and December 20, 2001, which resulted in tax savings (income tax and social contributions) of R$ 21 million.
- A R$ 17 million profit on the sale of equity stakes in transport subsidiaries belonging to BR, the shares of which had been deposited at the National Privatization Fund (FND)
- A R$ 132 million gain from the sale to PETROBRAS of a 12.3% stake in the Argentine company Eg3, received in an asset exchange between PETROBRAS and Repsol-YPF.
- An increase in operating expenses, due to: a R$19 million increase in contingency provisions; a R$ 22 million increase in tax expenses, (mainly CPMF); an increase of R$ 26 million in net financial expenses and R$ 45 million in sales and cultural promotions expenses; higher payroll costs (R$ 50 million), reflected in the 2000/2001 collective labor agreement.

Financial Indicators

3Q-2001	Fourth Quarter 2001	Fourth Quarter 2000		Full Year 2001	Full Year 2000
8.9	**8.3**	8.5	**Gross margin (%)**	**8.2**	8.8
3.0	**2.4**	4.2	**Operating margin (%)**	**2.6**	3.5
1.9	**3.8**	2.8	**Net margin (%)**	**2.3**	2.3
152	**135**	148	**EBITDA – R$ million**	**502**	475
N/A	**N/A**	N/A	**ROE (%)**	**29.2**	21.9

* ROE = Net Profit / (Shareholders Equity – Net Profit + Dividends)

The Company's business produced R$ 502 million of EBITDA in 2001, 5.7% higher than that of 2000.

2001 gross margin was lower than in the previous year, primarily because the responsibility for the collection of PIS-PASEP/COFINS taxes on automotive gasoline and diesel sales was transferred to the refineries, which resulted in an increase in cost of goods sold.

In 4Q01 the operating margin decreased from its previous 3Q01 level, mainly as a result of higher provisions for doubtful receivables and increased payroll costs (the 2001/2002 Collective Labor Agreement).

Debt

	Millions of Reais (R$)			
	Dec.31,2001	Dec.31,2000	△ %	Sep.30,2001
Short-term debt	705	669	5.4	807
Long-term debt	-	-	-	-
Total debt	705	669	5.4	807
Net debt/ (Net debt + Equity ratio)	31%	31%		33%
Total net assets	3,700	3,324	11.3	3,769
Capital structure (liabilities / total assets)	58%	56%		56%

The Company's debt was mainly comprised of amounts owed to PETRÓLEO BRASILEIRO S.A – PETROBRAS, at normal market conditions for such transactions, for the purchase and sale of product. As of December 31, 2001, total debt was 13% lower than on September 30, 2001, as a result of the partial amortization of this debt by BR using resources from the sale to PETROBRAS of assets received in the asset exchange with REPSOL – YPF, in the amount of R$ 141 million. In that exchange, BR assigned over contractual rights to supply 40,000 cubic meters per month of oil products as well as the installations and equipment in 234 gas stations under the BR franchise.

Capital Expenditures

In 2001, in compliance with the targets of its strategic plan for 2001, capital expenditures totaled R$ 211 million, mostly from: expansion and alterations to its gas station network, support for its industrial/commercial clients, improvements to its distributionbases, as well as improvements in safety and environmental systems.

	Millions of Reais (R$)				
	2001	%	2000	%	Δ %
Expansion and remodeling of oil products and natural gas retail service stations	111	53%	83	66%	34%
Expansion and remodeling of storage / distribution terminals and bases	37	18%	25	20%	48%
Industrial and commercial customer supply installation	7	3%	4	3%	75%
Administrative and information technology infrastructure	26	12%	13	11%	100%
Implementation of safety and environmental protection system	30	14%	-	-	-
Total Investment	211	100%	125	100%	69%

Sales Volume

Sales volume in 2001 grew 3.2% over 2000, a sign of BR's competitiveness, after the gradual return to normal commercial relations from 2H00 onwards. Gasoline and diesel sales recovered and there was significant growth in the sales of automotive natural gas and asphalt.

Thousands of cubic meters

Sales Volume

	Fourth Quarter				Full Year		
3Q-2001	2001	2000	Δ%		2001	2000	Δ%
1,120.3	**1,131.3**	1,130.9	0.0	**Gasoline**	**4,396.0**	4,215.6	4.3
113.2	**117.4**	145.0	(19.0)	**Alcohol**	**470.6**	640.3	(26.5)
2,817.2	**2,689.6**	2,502.4	7.5	**Diesel**	**10,377.2**	9,296.9	11.6
1,598.7	**1,508.8**	1,543.8	(2.2)	**Fuel Oil**	**6,116.1**	6,716.1	(8.9)
631.3	**612.0**	640.3	(4.4)	**Aviation Products**	**2,458.0**	2,472.8	(0.6)
57.8	**53.5**	48.3	10.8	**Lubricants**	**205.5**	198.6	3.5
154.7	**166.8**	122.9	35.7	**Automotive Natural Gas**	**597.0**	401.9	48.6
215.0	**160.0**	119.4	34.0	**Asphalt**	**612.3**	509.9	20.1
408.8	**452.0**	413.7	9.2	**Others**	**1,784.5**	1,736.8	2.7
7,117.0	**6,891.4**	6,666.7	3.3	**Total**	**27,017.2**	26,188.9	3.2

Net Operating Revenue

Net operating revenue increased 18.3% YoY in 4Q01 and was flat over 3Q01. For the year, there was a 31.8% YoY increase caused by higher refinery prices for fuel, the commercial policy adopted and the increase in sales volume.

R$ million

Net Revenue per product

	Fourth Quarter				Full Year		
3Q-2001	2001	2000	Δ%		2001	2000	Δ%
1,131	**1,179**	1,066	10.6	**Gasoline**	**4,560**	3,362	35.6
71	**76**	97	(21.6)	**Alcohol**	**316**	354	(10.7)
1,750	**1,736**	1,380	25.8	**Diesel**	**6,427**	4,449	44.4
545	**524**	484	8.3	**Fuel Oil**	**2,133**	1,898	12.4
415	**355**	334	6.3	**Aviation Products**	**1,485**	1,068	39.0
94	**92**	72	27.8	**Lubricants**	**342**	271	26.2
54	**62**	36	72.2	**Automotive Natural Gas**	**209**	112	86.6
68	**58**	34	70.6	**Asphalt**	**213**	167	27.5
208	**250**	161	55.3	**Others**	**395**	527	(25.0)
4,336	**4,332**	3,664	18.3	**Total**	**16,080**	12,208	31.8

Sales Deductions

As of July 1, 2000, PASEP and COFINS contributions on the sale of gasoline, diesel, LPG and fuel alcohol started to be collected at the refinery level only, leaving the rest of the retail chain free from having to collect these contributions. This caused a strong decrease in the level of contributions collected by BR from 2H00 onwards.

Millions of Reais (R$)

	Fourth Quarter				Full Year		
3Q-2001	2001	2000	Δ %		2001	2000	Δ %
906	**925**	794	16	Value added tax (ICMS)	**3,428**	2,705	27
12	**12**	10	20	PASEP	**44**	66	(33)
56	**56**	45	24	COFINS	**205**	304	(33)
43	**41**	36	14	Others	**158**	151	5
1,017	**1,034**	**885**	17	**Total**	**3,835**	**3,226**	19

Income Statement

Millions of Reais (R$)

Fourth Quarter 3Q-2001	Fourth Quarter 2001	Fourth Quarter 2000		Full Year 2001	Full Year 2000
5,362	5,378	4,555	**Gross operating revenues**	19,955	15,459
(1,017)	(1,034)	(884)	**Sales deductions**	(3,835)	(3,226)
4,345	4,344	3,671	**Net operating revenue**	16,120	12,233
(3,957)	(3,985)	(3,360)	*Cost of goods sold*	(14,803)	(11,153)
388	359	311	**Gross profit**	1,317	1,080
			Operating expenses		
(191)	(256)	(182)	Sales, general & administrative	(805)	(631)
(22)	(24)	(14)	Taxes	(83)	(61)
(41)	36	18	Others, net	4	28
(254)	(244)	(178)		(884)	(664)
			Net financial expense		
27	34	43	Income	129	103
(36)	(41)	(23)	Expense	(146)	(94)
5	(2)	2	Monetary & foreign exchange correction - assets and liabilities	10	3
(4)	(9)	22		(7)	12
130	106	155	**Operating profit**	426	428
15	130	(3)	**Non-operating income (expense)**	150	2
(13)	(9)	(18)	**Employee profit sharing plan**	(22)	(18)
(49)	(60)	(31)	**Income tax & social contribution**	(180)	(134)
83	167	103	**Net income**	374	278

Balance Sheet

Assets	Millions of Reais (R$)	
	Dec.31,2001	Dec 31,2000
Current assets	**2,271**	**2,152**
Cash and cash equivalents	70	75
Accounts receivable	1,428	1,234
Taxes to be recovered	146	203
Inventories	542	541
Others	85	99
Non-current assets	**573**	**462**
Accounts receivables	263	157
Legal reserve	107	110
Deferred taxes and social contribution	137	124
Others	66	71
Fixed assets	**856**	**710**
Investments	111	101
Property, plant & equipment	745	609
Total Assets	**3,700**	**3,324**

Liabilities	Millions of Reais (R$)	
	Dec.31,2001	Dec 31,2000
Current liabilities	**1,641**	**1,592**
Suppliers	640	665
Taxes & social contribution payable	88	77
Dividends and interest on capital payable	89	71
Transactions with parent company	705	669
Others	119	110
Long-term liabilities	**503**	**260**
Pension plan	199	-
Health care benefits	208	178
Provision for contingencies	96	82
Shareholders' equity	**1,556**	**1,472**
Capital stock	812	812
Reserves	370	113
Accumulated profit	-	269
Net income	374	278
Total liabilities	**3,700**	**3,324**

Cash Flow Statement

	Millions of Reais (R$) Full Year 2001	2000
Net income	**374**	**278**
(+) Adjustments	211	185
Depreciation & amortization	69	60
Residual value of permanent asset´s write-off	5	6
Financing amortization	57	54
Equity investment sales (FND)	(17)	-
Provisions	88	64
Other adjustments	9	1
Assets reduction (increase)	(297)	(647)
Short-term account receivable	(256)	(351)
Inventories	-	(118)
Other assets	(41)	(178)
Liabilities increase (reduction)	(34)	154
Suppliers	(24)	176
Tax and social contribution	11	(18)
Other liabilities	(21)	(4)
Net cash generated by operating activities	**253**	**(30)**
Net cash generated by financing activities	**(42)**	**181**
Transactions with the parent company	36	181
Dividends	(78)	-
Net cash generated from investment activities	**(216)**	**(134)**
Operating and commercial activities	(183)	(117)
Administrative activities	(26)	(13)
Equity investments and others	(7)	(4)
Net cash generation in the period	**(5)**	**17**
Cash at the beginning of period	75	58
Cash at the end of period	70	75

Value Added Statement

	Millions of Reais (R$) Full Year	
	2001	2000
Total revenues	**20,061**	**15,387**
Services and products sold	19,955	15,459
Allowance for doubtful accounts	(44)	(74)
Net non-operating revenues	150	2
Input purchased from third parties	**17,849**	**13,421**
Products and services	17,294	13,053
Supplies, energy, third parties services, provisions and others	555	368
Gross added value	**2,212**	**1,966**
Retained value	**69**	**60**
Depreciation and amortization	69	60
Net value added	**2,143**	**1,906**
Value added received by transfers	**143**	**107**
Financial income and currency exchange gains	143	107
Total added value to distribute	**2,286**	**2,013**
Added value distribution	**2,286**	**2,013**
Compensation for work (wages, charges and benefits)	276	224
Taxes and contributions	1,464	1,384
Financial, currency exchange, interest and rent expenses	172	127
Dividends and interest on capital	97	78
Retained profit	277	200

Taxes and Contributions Paid

BR's economic contribution to the nation, measured by the payment of taxes, rates and social contributions totaled R$ 739 million, 5% higher than in 2000. In 4Q01, total contribution was R$ 203 million.

Millions of Reais (R$)

Economic Contribution - Nation

	Fourth Quarter				Full Year		
3Q-2001	2001	2000	Δ %		2001	2000	Δ %
68	**77**	77	-	Value added tax (ICMS)	**282**	295	(4)
12	**12**	10	20	PASEP [(1)]	**43**	37	16
55	**56**	44	27	COFINS [(1)]	**201**	173	16
44	**34**	39	(13)	Income tax & social contribution on profit	**130**	136	(4)
22	**24**	14	71	CPMF and Others	**83**	61	36
201	**203**	**184**	10	**Total**	**739**	**702**	5

(1) Please see comments on sales deductions on page 5

Capital Stock and Shareholders' Equity

Major Shareholders	Voting Capital	Non-voting Capital	Total
	Common Shares %	**Preferred shares %**	**%**
Petrobras	99.9	59.6	73.6
Local Institutional Investors		11.5	7.5
International Institutional Investors		6.1	4.0
Individual Stockholders		21.2	13.8
ADR - Level I		1.6	1.0
Others	0.1		0.1
Total	**100.0**	**100.0**	**100.0**
Total Shares	**15,000,000,000**	**28,199,977,500**	**43,199,977,500**

For December 2001, net worth was R$ 1,556 million, given a book value of R$ 36.00 per thousand shares. Market capitalization at the December 31, 2001 Bovespa price, was R$ 1,456 million (R$ 33.70 per thousand shares).

Shareholder Remuneration

A proposal for a payment of dividends related to 2001 fiscal year, in the amount of R$ 89 million, is being submitted for approval, by the Board of Directors, at the General Shareholders Meeting to be held on March 20, 2002. This amount is equal to 25% of the basic profit for calculating dividends. The proposed dividend corresponds to R$ 2.06 per thousand shares. Included in these dividends is R$ 1.42 per thousand shares of interest on capital (totaling R$ 62 million), as approved by the Board of Directors meetings held on August 3rd and December 20th 2001, subject to a withholding tax rate of 15%, except for those shareholders with exemption or immunity.

Environment

BR shares Petrobras's efforts to become a standard for Safety, Environment and Health and proceeded with its Plan for Environmental Action, introduced in 2000, which covers its operational and commercial activities. The highlights for 2001 were:

- At the gas stations: installation of double-walled tanks; environmental monitoring using leak detection equipment; periodic tests for leaks; review of water and oil separation systems;
- At the aviation fuel sales points, industrial clients and gas stations: implementation of emergency plans, with guidance for our clients and partners;
- In the transport segment: introduction of an Emergency Service Transport Plan, making resources and procedures available to reduce the consequences of a crisis situation;
- Operating infrastructure: investments in improvements to our safety, environmental protection and health systems, together with a management training program for technicians and managers.

Social and Cultural Projects

Petrobras Distribuidora believes that one of its missions is to contribute to the country's development, by supporting and participating in social and cultural projects.

Besides having sponsored award-winning shows, exhibitions and festivals, BR encourages film exhibitions in universities and in needy communities – the *Moving BR Movie Theater Project* – is sponsoring the first Brazilian movie census, which will document and assure the preservation of all materials produced in Brazil.

In other fields of culture, we sponsored the MPBR Concert series, the Deborah Colker Dance Company as well as various talented theatrical groups such as: the Intrépida Trupe and the Armazém Companhia de Teatro. We have also systematically supported photographic exhibitions and books.

In the social arena, the Company has dedicated itself to projects that try to keep children and adolescents away from situations of social risk and foster community development.

Among BR's principal social actions are: the *Dançando para não Dançar Project*, the *Capacitação Solidária Project*, the *Artesanato Solidário Project*, the *Dança e Ação Social Project* and the *BR Mangueira Cultural Center*. The Company also leads solidarity campaigns, health programs for women and adolescents and discussion panels on chemical dependency, among others.

These are just a few of the ways in which BR increasingly acts in the role of corporate citizen and participates in Brazilian social and cultural life.

For more information, please visit the website of PETROBRAS DISTRIBUIDORA S.A. at: www.br.com.br

CONTACTS:

PETROBRAS DISTRIBUIDORA S.A.
Rua General Canabarro, 500
16° andar – Maracanã - Rio de Janeiro, RJ
20271-905 Brasil
Abelardo de Lima Puccini
Chief Financial Officer and Investor Relations Director
+55 (21) 3876-4045
E-mail : rel.invest@br-petrobras.com.br
Carlos Rocha Velloso
Financial Control and Investor Relations
+55 (21) 3876 - 4072